Exhibit 21.1

SUBSIDIARIES

NAME	JURISDICTION OF FORMATION
ASM Services S.a r.l.	Luxembourg
Silex Spain, S.L.	Spain
Silex Argentina S.A.	Argentina
Golden Minerals Services Corp.	United States
Minera de Cordilleras S. de R.L. de C.V.	Mexico
ECU Silver Mining Inc.	Canada
Minera William, S.A. de C.V.	Mexico